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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             -------------------------------------------------------


                        AMENDMENT NO. 1 TO SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT

                                (FINAL AMENDMENT)

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                NTS-PROPERTIES VI
                                (Name of Issuer)


                                NTS-PROPERTIES VI
                        (Name of Person Filing Statement)


                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E407
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                          NTS Properties Associates VI
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                October 20, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)





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                               AMENDMENT NO. 1 TO
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

        This Amendment No. 1 dated January 28, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on October 20, 1998 by NTS Properties VI (the "Partnership") and ORIG, LLC, a Kentucky limited liability company, (the "Affiliate" and, collectively with the Partnership, the "Offerors") regarding the Offerors' offer to purchase in the aggregate up to 1,250 limited partnership interests in the Partnership. A copy of the Offer to Purchase dated October 20, 1998 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

        Under the terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on January 18, 1999. As of January 18, 1999 a total of 2,103 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,250 Interests and all 2,103 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 750 of these Interests. The Affiliate purchased 1,353 of these Interest. By Press Release dated January 28, 1999, the Offerors announced: (i) that the Offer had terminated as of January 18, 1999, as originally scheduled; and (ii) the final results of the Offer.

        This Amendment constitutes the final amendment to the Original Statement in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction D to Schedule 13E-4. This Amendment supplements and amends the Original Statement: (i) to include the information required under General Instruction C to Schedule 13E-4; and (ii) amends Section 6, "Certain Conditions of the Offer," of the Offer to Purchase by deleting the phrase "sole judgment" and replacing it with the phrase "reasonable judgment".

Item 1.  Security and Issuer.
-----------------------------

     (d) In addition to the Partnership, the Affiliate jointly offered to purchase the Interests. The address of the Affiliate is 10172 Linn Station Road, Louisville, Kentucky, 40223. The members of the Affiliate are J.D. Nichols and Brian F. Lavin. Mr. Nichols is the general partner of NTS Properties Associates VI, the General Partner of the Partnership (the "General Partner"). Mr. Nichols is also the managing member of the Affiliate. Mr. Lavin is the Executive Vice President of the General Partner. The business address of Mr. Nichols and Mr. Lavin is: 10172 Linn Station Road, Louisville, Kentucky, 40223.



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Item 2.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

        The General Partner of the Partnership is not offering to purchase Interests pursuant to the Offer. Therefore, this Item 2 is inapplicable to the General Partner.

        Mr. Nichols and Mr. Lavin, the members of the Affiliate, funded the purchase of Interests by the Affiliate and the Affiliate's proportionate share of the expenses of the Offer from capital contributions made immediately upon termination of the Offer pursuant to the terms of a binding Capital Contribution Agreement executed as of January 20, 1999 by and between Mr. Nichols and Mr. Lavin, which is attached hereto as Exhibit (c)(2) and is herein incorporated by reference.

Item 4.  Interest in Securities of the Issuer.
----------------------------------------------

         Except for the purchase of 2,103 Interests by the Offerors as of January 18, 1999, pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Mr. Nichols or Mr. Lavin, the Affiliate or any other associate or subsidiary of any such person.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
the Issuer's Securities.
------------------------

        Mr. Nichols and Mr. Lavin, the members of the Affiliate, funded the purchase of Interests by the Affiliate and the Affiliate's proportionate share of the expenses of the Offer from capital contributions made immediately upon termination of the Offer pursuant to the terms of a binding Capital Contribution Agreement executed as of January 20, 1999 by and between Mr. Nichols and Mr. Lavin, which is attached hereto as Exhibit (c)(2) and is herein incorporated by reference.

        Other than this agreement, the Offerors are not aware of any other contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between or among
(i) the Partnership, the General Partner or the Affiliate or (ii) any person controlling the Partnership, the General Partner or the Affiliate or any other person.

Item 8.  Additional Information.
--------------------------------

        (e) Section 6 of the Offer to Purchase, "Certain Conditions of the Offer," is hereby amended by deleting the phrase "sole judgment" replacing it with the phrase "reasonable judgment."

Item 9.  Material to be Filed as Exhibits.
------------------------------------------

        The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:


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        (a)(6) Press Release by the Offerors dated January 28, 1999.
        (c)(2) Capital Contribution Agreement dated January 20, 1999 executed by the members of ORIG, LLC.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 28, 1999                   NTS-PROPERTIES VI, a Maryland limited
                                           partnership.

                                   By:     NTS - PROPERTIES ASSOCIATES VI,
                                           General Partner

                                   By:     /s/ J.D. Nichols
                                           ----------------
                                           J.D. Nichols,
                                           Managing General Partner





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                                    EXHIBITS



    Exhibit
    Number                                Description
    ------                                -----------
   (a)(6)         Press Release by the Offerors dated January 28, 1999.
   (c)(2) Capital Contribution Agreement dated January 20, 1999 executed by the members of ORIG, LLC.













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                                                                  Exhibit (a)(6)







              Press Release by the Offerors dated January 28, 1999.



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      NTS-PROPERTIES VI AND ORIG, LLC ANNOUNCE EXPIRATION OF TENDER OFFER.


        Louisville, Ky. January 28, 1999. NTS-Properties VI and ORIG, LLC announced today that the issuer tender offer for up to 1,250 Limited Partnership Interests in NTS-Properties VI Limited Partnership Interests, which commenced on October 20, 1998, expired on January 18, 1999.

        The final results of the Offer are as follows: On January 18, 1998, a total of 2,103 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,250 Interests, and all of the 2,103 Interests were accepted by the Offerors. NTS-Properties VI repurchased 750 Interests at a price of $350 per Interest pursuant to the Offer, and ORIG, LLC purchased 1,353 Interests at a price of $350 per Interest pursuant to the Offer.


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                                                                  Exhibit (c)(2)







        Capital Contribution Agreement dated January 20, 1999 executed by the members of ORIG, LLC.


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                       CAPITAL CONTRIBUTION AGREEMENT


        This Capital Contribution Agreement (the "Agreement") is made as of the 20th day of January, 1999 by and between J.D. Nichols ("Nichols") and Brian F. Lavin ("Lavin"), being all of the members of ORIG, LLC, a Kentucky limited liability company ("ORIG"). Nichols and Lavin are individually referred to as a "Member" and collectively referred to as the "Members".

                                    RECITALS:

        WHEREAS, ORIG has filed with the Securities and Exchange Commission offers to purchase (the "Tender Offers") limited partnership interests ("Interests") jointly with each of the following limited partnerships: (i) NTS-Properties III, a Georgia limited partnership; (ii) NTS-Properties IV., Ltd., a Kentucky limited partnership; (iii) NTS-Properties V, a Maryland limited partnership; (iv) NTS Properties VI, a Maryland limited partnership; and (v) NTS-Properties VII, a Florida limited partnership (collectively, the "Partnerships");

        WHEREAS, pursuant to the terms and conditions of the Tender Offers, ORIG anticipates accepting and purchasing Interests in each of the Partnerships;

        WHEREAS, pursuant to the terms and conditions of the Tender Offers, ORIG will be required to pay any and all of ORIG's expenses incurred in connection with the Tender Offers (including, but not limited to, ORIG's proportionate share of the legal, accounting, printing and mailing expenses relating to the Tender Offers) (the "Expenses");

        WHEREAS, the Members desire to make cash capital contributions to ORIG (the "Capital Contributions") sufficient for ORIG to purchase the Interests and to pay the Expenses; and

        WHEREAS, each Member desires to receive membership interests in ORIG proportionate to the Member's Capital Contributions.

        NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Aggregate Capital Contributions: On or prior to the expiration of each of the
   -------------------------------
Tender Offers, the Members shall make Capital Contributions, which, in the aggregate, are sufficient for ORIG to purchase all Interests accepted by ORIG pursuant to the Tender Offers and to pay any and all of the Expenses.

2. Individual  Capital  Contributions:  On or prior to the expiration of each of
   ----------------------------------
the Tender Offers, each Member shall make a Capital Contribution to ORIG in an amount to be unanimously agreed upon by the Members. The Members agree that upon expiration of all of the Tender Offers, the


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approximate  percentages of the aggregate  Capital  Contributions  shall be: (i)
Nichols -- 90%; and (ii) Lavin -- 10%, unless otherwise agreed to in writing by the Members.

3.  Disagreement:  If the Members  cannot  agree upon the amounts of the Capital
    ------------
Contributions to be made by each Member upon the expiration of each Tender Offer, Nichols hereby agrees to make all Capital Contributions necessary to enable ORIG to fulfill its obligations pursuant to the Tender Offers.

4.  Membership  Interest:  At all times,  each  Member  shall have a  membership
    --------------------
interest in ORIG calculated by dividing the Capital Contributions made by the individual Member by the total of all Capital Contributions made by the Members.

5.  Miscellaneous:
    -------------

               a.  Assignability.  This Agreement shall not be assignable by any
                   -------------
        of the parties hereto without the prior written consent of all of the other parties.

               b.  Governing  Law. The laws of the State of Kentucky will govern
                   --------------
        all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

               c.  Entire Agreement.This Agreement and other documents delivered
                   ----------------
        or to be delivered pursuant to this Agreement contain or will contain the entire agreement among the parties hereto with respect to the transactions contemplated herein and supersede all previous oral and written agreements.

               d.  Amendment.  This  Agreement  may  be  amended,  modified,  or
                   ---------
        supplemented only by written agreement of all of the Members.

               e.  Counterparts.   This  Agreement  may  be  executed in several
                   ------------
        counterparts,each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

               f.  Further Assurances. The parties will, from time to time, upon
                   ------------------
        the reasonable request of any other party, execute, acknowledge and deliver in proper form such further instruments and perform such further acts as may be reasonably necessary or desirable to give effect to the transactions contemplated by this Agreement.

               g.  Recitals:  The recitals set forth above are  incorporated  by
                   --------
        reference herein and made a part hereof as if fully set forth herein.




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        IN WITNESS WHEREOF, the parties hereto have caused their signature to be set forth below as of the day and year first written above.


                                         /s/ J.D. Nichols
                                         ----------------
                                         J.D. Nichols, a Member


                                         /s/ Brian F. Lavin
                                         ------------------
                                         Brian F. Lavin, a Member

                                         Being all of the Members of ORIG, LLC







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